UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Rio de Janeiro, May 14, 2015.

BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange

Corporate Oversight Superintendence

Att.: Mr. Nelson Barroso Ortega

C/C

Brazilian Securities and Exchange Commission

Mr. Fernando Soares Vieira - Corporate Relations Superintendence

Mr. Waldir de Jesus Nobre - Market and Intermediate Relations Superintendence

Ref.: Official Letter SAE 1,917/2015

Dear Sirs,

We refer to the Official Letter SAE 1.917/2015 (“Letter”), which requested the following clarifications from Oi S.A. (“Oi” or “Company”) the following clarifications:

“In an article published by the newspaper Valor Econômico of May 13, 2015, contains, among other information that the company has retained Credit Suisse to sell its call centers, which employ 11% of its entire workforce.

We request clarifications until May 14, 2015, on the said news content as well as other information deemed important.”

In compliance with the Letter, the Company clarifies that it regularly assesses opportunities, proposals and economic alternatives that can contribute to operational improvements and/or its governance model or provide the investment necessary for the implementation of its strategic plans and the development of its business.

In this regard, the Company informs that it retained Credit Suisse in 2012 to seek alternatives to obtain liquidity from the call center asset. However, to date, no decision has been made on the sale of the above mentioned asset, whose purchase price is not material to the Company.

As for the information related to the portion of the workforce of Oi involved with such assets, the Company informs that the call center services workforce is not directly from Oi but contracted from Brazil Telecom Call Center S.A., Oi’s indirectly owned subsidiary that provides call center services for the Company.

Respecting our obligations in relation to this Official Letter, we remain at your disposal for any further clarifications as they become necessary.

Sincerely,

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name:	Flavio Nicolay Guimarães
Title:	Chief Financial Officer and Investor Relations Officer